SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)

(Amendment No. 2)

Everlast Worldwide Inc.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

300355104

(CUSIP Number)

Michael Oliver

Sports Direct International plc
Unit A, Brook Park East Road,

Shirebrook, Mansfield, NG20 8RY, United Kingdom

+44 (0) 870 333 9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Sarah Murphy, Esq.	Matthew F. Herman, Esq.
Freshfields Bruckhaus Deringer	Freshfields Bruckhaus Deringer LLP
65 Fleet Street	520 Madison Avenue, 34th Floor
London, EC4Y 1HS	New York, NY 10022
UNITED KINGDOM	UNITED STATES OF AMERICA
+44 20 7936 4000	+1 212 277 4000

August 3, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ❑.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 300355104	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brands Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): BK, WC, 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 515,941
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (See Instructions): HC, CO

13D

CUSIP No. 300355104	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EWI Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 515,941
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 2007, jointly by Brands Holdings Ltd. (“Holdings”) and EWI Acquisition, Inc. (“Merger Sub” and, together with Holdings, the “Reporting Persons”), as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on July 31, 2007, jointly by the Reporting Persons (such Schedule 13D, as so amended, the “Schedule 13D”), with respect to the shares of the common stock, $0.002 par value (the “Common Stock”), of Everlast Worldwide Inc. (the “Issuer”), beneficially owned by the Reporting Persons. Except as set forth herein, the Schedule 13D is unmodified.

13D

CUSIP No. 300355104	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On August 3, 2007, the Issuer, the Reporting Persons and Hidary Group Acquisitions LLC and Hidary Group Acquisitions, Inc. (together “Hidary”), entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) related to the dismissal, with prejudice, of Hidary’s lawsuit against the Issuer, which sought to block the Issuer’s pending merger agreement to be acquired by the Reporting Persons. The information set forth in this paragraph is qualified in its entirety by reference to the Settlement Agreement, which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

99.6 Settlement Agreement and Mutual Release, made and entered into as of August 3, 2007, by and among the Issuer, the Reporting Persons and Hidary.

[SIGNATURE PAGE FOLLOWS]

SCHEDULE 13D

CUSIP No. 300355104	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 6, 2007

Brands Holdings Ltd.

/S/ David Forsey

By:     David Forsey

Title:  Director

EWI Acquisition, Inc.

/S/ Robert Mellors

By:     Robert Mellors

Title:   Director

SCHEDULE 13D

CUSIP No. 300355104	Page 6 of 6 Pages

Exhibit Index

Number	Exhibit
99.1	Voting Agreement, dated as of June 28, 2007, by and among Brands Holdings Ltd., EWI Acquisition, Inc. and The Estate of George Q Horowitz. (*)
99.2	Agreement and Plan of Merger, dated as of June 28, 2007, among Brands Holdings Ltd., EWI Acquisition, Inc. and Everlast Worldwide Inc. (*)
99.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 29, 2007, among Brands Holdings Ltd., EWI Acquisition, Inc. and Everlast Worldwide Inc. (*)
99.4	Guarantee of Sports Direct International plc, dated June 28, 2007, in favor of Everlast Worldwide Inc. (*)
99.5	Letter sent on July 30, 2007, from the Issuer and the Reporting Persons to Hidary Group Acquisitions, LLC. (*)
99.6	Settlement Agreement and Mutual Release, made and entered into as of August 3, 2007, by and among the Issuer, the Reporting Persons and Hidary (**)

__________________

(*)   Previously filed.

(**) Filed herewith.